LIMITED LIABILITY COMPANY
OPERATING AGREEMENT
OF
BEER DISTRICT BREWING, LLC
A Member-Managed Limited Liability Company

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective October 25, 2017, by and among: Michael Doyle and Pauline Lipp, hereafter referred to in this Agreement as the "Members".

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1 *Formation*. Effective April 13, 2017, a limited liability company was formed under the name Beer District Brewing, LLC, hereafter referred to in this document as the "Company". The Company was formed pursuant to NRS Chapter 86 of the State of Nevada, hereafter referred to in this document as the "Act". The Company will be operated under the terms and conditions in this Operating Agreement, hereafter referred to in this document as the "Agreement". The Members agree to file an Amended Members List with the appropriate agency within the State of Nevada and to process and maintain such records and documentation required to maintain the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 *Name*. The business of the Company will be conducted under the name Beer District Brewing, LLC, or such other name upon which the Members may unanimously may agree.

1.3 *Purpose*. The purpose of the Company is to operate a Beer/Wine Room with Ancillary Brewpub and to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Nevada.

1.4 *Location*. The Company will maintain its principal business office within the State of Nevada at the following address: 914 South Main, Las Vegas, Nevada 89101.

1.5 *Registered Agent*. Camelia Doyle is the Company's initial registered agent in the State of Nevada, and the registered office is: 6095 Serene Drive, Las Vegas, Nevada 89130.

1.6 *Term*. The Company commenced on April 13, 2017 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8 *Admission of Additional Members.* Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

SECTION 2

CAPITAL CONTRIBUTIONS

2.1 *Initial Contributions.* The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 *Additional Contributions.* No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 *Interest on Capital Contributions.* Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement or contributions made through the Wefunder crowdfunding service.

2.4 *List of Member's Contributions.* The Company shall maintain a list of all contributions made to the Company by each Member and the value of said contributions.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 *Profits/Losses.* For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative ownership interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1, except as follows:

> Until each member has been repaid the capital that that member has invested into the company, 25% of the profits paid out under this section will be used to repay members' capital contributions, prorated to each members' share of capital contributions. This Section does not apply to contributions made through the Wefunder crowdfunding service.

3.2 *Distributions.* The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.3 *Return of Capital.* Members have a right to a return of capital invested in the Company. Members' capital will be repaid for capital and equipment from the profits of the company as set forth in Section 3.1.

SECTION 4

INDEMNIFICATION

4.1 The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful

SECTION 5

POWERS AND DUTIES OF MANAGERS

5.1 *Management of Company.*

5.1.1 The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority in Interest of the Members.

5.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company.

5.2 *Decisions by Members.* Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members.

5.3 *Withdrawal by a Member.* A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 *Organization Expenses.* All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 *Salary.* No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members.

6.3 *Legal and Accounting Services.* The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 *Method of Accounting.* The Company will use Generally Accepted Accounting Principles (GAAP) for financial reporting and tax purposes.

7.2 *Fiscal Year; Taxable Year.* The fiscal year and the taxable year of the Company is the calendar year.

7.3 *Capital Accounts.* The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 *Banking.* All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1 *Sale or Encumbrance Prohibited.* Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other nontransferring Members determined on a per capita basis.

8.2 *Substituted Parties.* Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company information that is satisfactory to the Company that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members including the ability to obtain or continue the proper licenses and permits to operate the company.

8.3 *Death, Incompetency, or Bankruptcy of Member.* On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.2.

SECTION 9

DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 *Dissolution.* The Company will be dissolved on the happening of any of the following events:

9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2 The agreement of all of the Members;

9.1.3 By operation of law; or

9.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 *Winding Up.* On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

9.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.3.

SECTION 10

GENERAL PROVISIONS

10.1 *Amendments.* Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

10.2 *Governing Law.* This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Nevada (without regard to principles of conflicts of law).

10.3 *Entire Agreement; Modification.* This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4 *Attorney Fees.* In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 *Further Effect.* The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 *Severability.* If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 *Captions.* The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 *Notices.* All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of this 25th day of October, 2017.

MEMBERS:

Michael Doyle
_____   _____
Printed/Typed Name   Signature

Pauline Lipp
_____   _____
Printed/Typed Name   Signature

_____   _____

Listing of Members - Schedule 1
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR (COMPANY NAME), L.L.C.
LISTING OF MEMBERS

As of the 25th day of October, 2017, the following is a list of Members of the Company:

NAME	ADDRESS
Michael Doyle	6095 Serene Drive
	Las Vegas, Nevada 89130
Pauline Lipp	8670 W Verde Way
	Las Vegas, Nevada 89149

Listing of Capital Contributions - Schedule 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR (COMPANY NAME), L.L.C.

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $1,000.00. The description and each individual portion of this initial contribution is as follows:

NAME	CONTRIBUTION	% OWNERSHIP
Michael Doyle	$1,000.00	50.00%
Pauline Lipp	$1,000.00	50.00%

SIGNED AND AGREED this 25th day of October, 2017.

Michael Doyle
_____   _____
                                          Signature

Pauline Lipp
_____   _____
                                          Signature

_____   _____

Listing of Valuation of Members Interest - Schedule 3
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR BEER DISTRICT BREWING, LLC
VALUATION OF MEMBERS INTEREST

Pursuant to ARTICLE 2, the value of each Member's interest in the Company is endorsed as follows:

NAME	VALUATION ENDORSEMENT
Michael Doyle	$1,000.00
Pauline Lipp	$1,000.00

SIGNED AND AGREED this 25th day of October, 2017.

Michael Doyle
_____

_____
Signature

Pauline Lipp
_____

_____
Signature

_____   _____